HUNTON & WILLIAMS LLP BANK OF AMERICA PLAZA SUITE 4100 600 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30308-2216 TEL 404 • 888 • 4000 FAX 404 • 888 • 4190

DAVID M. CARTER DIRECT DIAL: 404-888-4246 EMAIL: dcarter@hunton.com

November 14, 2005	FILE NO: 21043.000530

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance

NTELOS Holdings Corp.

Registration Statement on Form S-1, filed October 6, 2005

Registration No. 333-128849

Dear Mr. Spirgel:

As counsel to NTELOS Holdings Corp., a Delaware corporation (the “Company”), we are transmitting herewith for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-128849) (the “Registration Statement”), together with exhibits thereto, along with the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated November 4, 2005, to Mr. Michael B. Moneymaker, Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company.

We are providing a complete paper courtesy package to each person listed in the Staff’s letter. Each courtesy package includes a marked and unmarked copy of Amendment No. 1, together with exhibits thereto, the Company’s response to the Staff’s letter and any requested supplemental information. The Company requests that the supplemental information provided as part of a courtesy package be returned to the undersigned after Staff review.

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company. All references below to specific paragraphs, pages and captioned sections are to Amendment No. 1.

ATLANTA    AUSTIN    BANGKOK    BRUSSELS    CHARLOTTE    DALLAS    HONG KONG    KNOXVILLE

LONDON    McLEAN    MIAMI    NEW YORK    NORFOLK    RALEIGH    RICHMOND    SINGAPORE    WASHINGTON

www.hunton.com

Securities and Exchange Commission

November 14, 2005

Form S-1

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and various recapitalization information. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response

We acknowledge the Staff’s comment and understand that the Staff will need sufficient time to review our completed disclosure.

2. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Response

In response to the Staff’s comment, we have included copies of our artwork on the inside front cover and the inside back cover of Amendment No. 1.

Securities and Exchange Commission

November 14, 2005

3. Revise your disclosure throughout to remove unnecessary capitalized terms and defined terms. For example, please delete the fourth sentence of the italicized paragraph on page one; once you make your disclosure clear from the context, you will not need to define terms such as “NTELOS,” “we,” “our” and “us.” Similarly, you will not need to define terms such as “Sprint Nextel,” “Telecommunications Act,” or “GAAP.” In addition, instead of defining terms such as basic trading areas as “BTAs,” consider using the full term. This will make the disclosure easier to understand. These are only a few examples.

Response

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to remove unnecessary capitalized terms and defined terms (for example, see pages 1-3, 11-12, 16-18, 44, 83-85 and 87). In addition, in response to the Staff’s comment, we have deleted the fourth sentence of the italicized paragraph on page one of Amendment No. 1.

4. Please remove or explain technical and business jargon and acronyms such as “footprint,” “CLEC,” “RLEC,” “ILEC,” and “POPS,” in the forepart of the prospectus and avoid relying on industry jargon and acronyms throughout the rest of the prospectus. Instead, use terms that would be familiar to people outside of your industry, such as “rural telephone company” rather than RLEC.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have revised the disclosure throughout Amendment No. 1 to remove or explain technical and business jargon and acronyms. We believe that where we have used an acronym we have explained its meaning. We believe that substantially all of the Companies in the telecommunications industry use such terminology and therefore the Company’s use of such terms provides useful information to potential investors.

5. We note your references to the use of third party valuation advisor throughout the filing. For example, pages 61, F-8, F-21, F-40, F-58, and F-71. While you are not required to make references to the independent appraisals, when you do you should also disclose the name of the experts and include the consents of the experts. Please revise.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have revised the disclosure on pages 68, F-8, F-21, F-40, F-58, and F-71 of Amendment No. 1 to delete any references to the use of a third party valuation advisor.

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November 14, 2005

Market and Other Data, page i

6. If you wish to retain it, this section is more appropriate for the body of the prospectus. In addition, please refer to the sentence beginning “Although we believe that these sources are reliable ....” We note your statement that you “cannot guarantee [the information’s] accuracy or completeness.” Delete this statement; as the registrant, you cannot disclaim responsibility for information contained within the filing.

Response

In response to the Staff’s comment, we have moved the disclosure to page 26 of Amendment No. 1. In addition, we have deleted the statement that the Company “cannot guarantee [the information’s] accuracy or completeness.”

Prospectus Summary, page 1

7. Your summary should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary. Please revise to provide a brief, balanced, non-repetitive discussion of your company and the offering. For example:

•	to provide context to the summary discussion, briefly indicate at the outset the significance of each operating segment to your business by disclosing the percentage revenues generated by each segment;

•	consider eliminating, or significantly reducing, the detailed competitive strengths discussion, which is more appropriate for your business section;

•	when presenting information about your revenues and operating income (loss), also disclose your net income (loss) for the same period;

•	disclose and quantify your significant indebtedness;

•	briefly discuss your bankruptcy in 2003 and what led to your bankruptcy filing; and

•	when discussing the number of access lines of your wireline business, disclose that you have experienced reductions in the number of access lines in each of the last few fiscal years.

Securities and Exchange Commission

November 14, 2005

Response

In response to the Staff’s comment, we have revised the Prospectus Summary beginning on page 1 of Amendment No. 1 to provide a brief, balanced, non-repetitive discussion of the Company and the offering. Specifically, we have:

•	indicated at the outset the significance of each operating segment to the Company’s business by disclosing the percentage revenues generated by each segment;

•	significantly reduced the detailed competitive strengths discussion;

•	disclosed and quantified the Company’s significant indebtedness;

•	discussed NTELOS Inc.’s bankruptcy in 2003 and what led to its bankruptcy filing; and

•	added disclosure related to the reduction in the number of our access lines.

In addition, because we have not presented information about the Company’s operating income (loss) on a consolidated basis, we have not disclosed the Company’s net income (loss) for the same period on a consolidated basis. The Company’s measure of segment profit or loss is operating income (loss). This is the measure that is provided to and reviewed by the chief operating decision makers and others within the Company who analyze segment results. The Company does not perform refined allocations to the segments of certain items below operating income such as interest expense and taxes and therefore, we believe that the presentation of net income by segment is not in the spirit of the disclosure requirements indicated in FAS 131, paragraph 25 through 36.

8. Explain what you mean by “free cash flow” on page two and “incremental cash flow” on page three when you discuss your wireline business. In addition, when discussing your wireline business, please disclose that you have continued to experience reductions in your access lines in the last.

Response

In response to the Staff’s comment, we have revised the Prospectus Summary beginning on pages 2 and 3 of Amendment No. 1 to delete the references to “free cash flow” and “incremental cash flow.” In addition, we have added disclosure with respect to reductions in the Company’s access lines over the last few years to the Prospectus Summary on page 2, Risk Factors on page 17 and in the Business Section on page 83.

9. Briefly indicate here if you choose to retain this section in the summary, and, if not, in your business section, the basis for your beliefs that your brand is the “Best Value in Wireless”

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November 14, 2005

and that your services offer “The Most Minutes Across Town and Across America,” as you state on page two. Similarly, disclose the basis for your statements on page two and three that “[y]our wireline business and its predecessor organizations have a long history of providing exceptional telephone service in rural Virginia” and have “a reputation for superior customer service.”

Response

In response to the Staff’s comment, we have revised the Prospectus Summary and the introduction to the Business Section of Amendment No. 1 to delete these statements.

Recent Developments, page 3

10. Please provide a more descriptive subtitle. In addition, briefly discuss the following;

•	the amount of control the CVC and Quadrangle entities will have over NTELOS after the offering; and

•	that $13.4 million of the net proceeds of the offering are going to the CVC and Quadrangle entities to terminate advisory agreements you have with them .

Response

In response to the Staff’s comment, we have revised the Prospectus Summary on page 3 of Amendment No. 1 to provide a more descriptive subtitle and to discuss the control that CVC and Quadrangle will have over the Company after the offering and the amount of net proceeds being used to terminate the advisory agreements.

Summary Historical and Pro Forma Consolidated Financial and Operating Data, page 6

11. Please present the summary historical data for the year ended December 31, 2004 for NTELOS Inc. and for the period from January 14 through June 30, 2005 for NTELOS Holdings Corp. or tell us why this information is not required.

Response

In response to the Staff’s comment, we have revised page 7 of Amendment No. 1 to present the summary historical data for the year ended December 31, 2004 for NTELOS Inc. and for the period from January 14 through September 30, 2005, for the Company.

Securities and Exchange Commission

November 14, 2005

12. Please refer to footnote (1)-(3) on page 7. Since the information is not presented, delete these footnotes.

Response

In response to the Staff’s comment, we have revised page 8 of Amendment No. 1 to delete footnotes (1) to (3).

13. Some of your risk factors are generic in that they could apply to any company in your industry. We cite as examples the following:

•	“We cannot predict the effect of technological changes on you business” on page 15;

•	“The possible health effects of radio frequency emission may adversely affect the demand for wireless telephone services” on page 16; and

•	“The risks associated with using wireless telephones while driving…” on page 16.

These are just a few examples. Please revise to convey in the risk factor captions and in the accompany text the discrete material risk to you.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have revised the Risk Factor disclosures in Amendment No. 1 to convey in the risk factor captions and in the accompanying text the discrete material risk to the Company. For example, we have revised the Risk Factor on page 16 with respect to technology changes to be specific to the Company. In addition we have deleted certain risk factors that the Company believes are generic risk factors that could apply to any company in its industry. For example, we have deleted the examples set forth in Staff’s comment number 13, other than the Risk Factor related to technological changes.

Securities and Exchange Commission

November 14, 2005

14. In highlighting material risks, consider eliminating additional detail that is not necessary to convey the material risk and reserve the additional detail for your business section, management’s discussion and analysis, or other appropriate section. Also, describe the risk succinctly and as early in the accompanying text as possible. In this regard, please revise, for example, the risk factor beginning “Regulatory developments that we cannot predict could increase our costs or reduce our revenues...” on page 17.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have revised the Risk Factor disclosures in Amendment No. 1 to eliminate additional detail and have moved such additional detail to the Company’s Business Section, Management’s Discussion and Analysis, or other appropriate section. In addition, we have revised the risk factor beginning “Regulatory developments that we cannot predict could increase our costs or reduce our revenues...” on pages 17-18 of Amendment No. 1.

We will require a significant amount of cash. …, page 8

15. To provide context, please disclose the amount of your debt service obligations and planned capital expenditures over the next fiscal year.

Response

In response to the Staff’s comment, we have revised the disclosure on page 10 of Amendment No. 1 to disclose the amount of the Company’s debt service obligations and planned capital expenditures over the next fiscal year.

Our largest competitors and Sprint Nextel may build networks in our markets … page 13

16. To assist investors in assessing the likelihood and imminence of the risk, please state here the termination date of your Strategic Network Alliance with Sprint Nextel.

Response

In response to the Staff’s comment, we have revised the disclosure on page 14 of Amendment No. 1 to disclose the termination date of the Strategic Network Alliance with Sprint Nextel.

Securities and Exchange Commission

November 14, 2005

Our failure to comply with regulatory mandates could adversely affect our ability ..., page 14

17. Please refer to your E911 discussion. Revise your management’s discussion and analysis to discuss the impact the E911 requirements will have on your operations.

Response

In response to the Staff’s comment, we have revised the disclosure in management’s discussion and analysis on page 73 of Amendment No. 1 to discuss the impact the E911 requirements will have on the Company’s operations.

Use of Proceeds, page 28

18. Please indicate here the amount of the fee to be paid to the CVC Entities and the Quadrangle Entities for terminating the advisory agreements.

Response

In response to the Staff’s comment, we have revised the disclosure in Use of Proceeds on page 27 of Amendment No. 1 to disclose the fee to be paid to the CVC Entities and the Quadrangle Entities for terminating the advisory agreements.

19. Please indicate how you expect to allocate the net proceeds of the offering for each general purpose and also if the underwriters exercise their over-allotment option. To the extent that you intend to apply a significant amount of the net proceeds to ‘“general corporate purposes,” revise to more specifically identify the purposes for which this balance of the net proceeds is expected to be used and then quantify the amount intended to be allocated to each of those purposes. See Item 504 of Regulation S-K.

Response

In response to the Staff’s comment, we have revised the disclosure in Use of Proceeds on page 27 of Amendment No. 1 to disclose the Company’s intended allocation of the proceeds of the offering.

Securities and Exchange Commission

November 14, 2005

Dilution, page 31

20. Quantify the dilution to new investors if the underwriters fully exercise their over-allotment option.

Response

In response to the Staff’s comment, we do not believe it is meaningful disclosure to potential investors to state the dilution to new investors if the underwriters fully exercise their over-allotment option because the proceeds from the over-allotment option will be used to pay a dividend on the Class B common stock, which will replace the Company’s Class A and Class L common stock. Due to the dividend, we do not believe that there will be an increase in our pro forma net tangible book value per share because of the exercise of the over-allotment option.

21. Quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options.

Response

In response to the Staff’s comment, we have revised the disclosure in Dilution on pages 30-31 of Amendment No. 1 to disclose the dilution to new investors that will occur upon exercise of outstanding stock options.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 35

22. Please refer to notes (d) and (f). Please delete these adjustments but you may disclose the information in the notes.

Response

In response to the Staff’s comment, we have revised the disclosure on pages 32-36 of Amendment No. 1 to delete these adjustments and instead disclose the information in the Notes.

Securities and Exchange Commission

November 14, 2005

Management’s Discussion and Analysis, page 44

General

23. Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company. In this regard, we note your risk factor on page 25 regarding the increase in costs as a result of becoming a public company.

Response

In response to the Staff’s comment, we have revised the disclosure on pages 45-46 of Amendment No. 1 to address the changes in results of operations, liquidity and capital resources, and trends the Company expects as a result of its reorganization from a private company to a public company.

Overview, page 44

24. Please expand your description on page 45 of how the CVC and Quadrangle entities acquired NTELOS Inc. Describe by what means the entities acquired the company and business, whether it was a leveraged buyout, and how the acquisition has impacted your liquidity and capital resources.

Response

In response to the Staff’s comment, we have revised the disclosure on page 45 of Amendment No. 1 to expand the description of how the CVC and Quadrangle entities acquired NTELOS Inc. and how the acquisition has impacted the Company’s liquidity and capital resources.

Securities and Exchange Commission

November 14, 2005

25. Please expand your discussion on page 45 of your chapter 11 reorganization, including a description of the circumstances, business or financial, that led to the chapter 11 filing and how you have addressed those circumstances since you reorganized and emerged from bankruptcy.

Response

In response to the Staff’s comment, we have revised the disclosure on page 45 of Amendment No. 1 to expand the discussion of NTELOS Inc.’s chapter 11 reorganization, including a description of the circumstances, business or financial, that led to the chapter 11 filing and how it has addressed those circumstances since NTELOS Inc. reorganized and emerged from bankruptcy.

Other Overview Discussion, page 45

26. We note your statement on page 46 that you “believe that ARPU provides useful information concerning the appeal of [y]our rate plans and service offerings and [y]our performance in attracting and retaining high value customers.” Briefly further explain the substantive reasons why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. In addition, please discuss how management uses each of the financial measures to evaluate operating performance and/or liquidity. Please avoid generic conclusions.

Response

In response to the Staff’s comment, we have revised the disclosure on pages 42 and 46-47 of Amendment No. 1 to further explain the substantive reasons why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding the Company’s financial condition and results of operations. In addition, we have revised the disclosure on pages 42 and 46-47of Amendment No. 1 to discuss how management uses each of the financial measures to evaluate operating performance and/or liquidity.

Securities and Exchange Commission

November 14, 2005

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, page 53

Overview, page 53

27. Please refer to the third paragraph. Revise the reference to Note 4 instead of Note 2.

Response

In response to the Staff’s comment, we have revised the disclosure on page 60 of Amendment No. 1 to revise the reference to Note 4 instead of Note 2.

Liquidity and Capital Resources, page 65

28. Given the significant amount of your debt, tell us what consideration you have given to providing more detailed disclosure regarding your debt covenants, including historical and pro forma calculations of the measures. See Part IV.C. of Interpretation Release No. 33-8350 Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations available on our website.

Response

We acknowledge the Staff’s comment and have reviewed Part IV.C. of Interpretation Release No. 33-8350 “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In response to the Staff’s comment, we have revised the disclosure on page 73 of Amendment No. 1 to provide additional detailed disclosure regarding the Company’s debt covenants and to cross reference “Description of Certain Debt-NTELOS Inc. Senior Secured Credit Facilities” that has additional disclosure with respect to the NTELOS Inc. Senior Secured Credit Facilities. The Company has advised us that it is well within compliance with its debt covenants and does not believe it is necessary to disclose the historical and pro forma calculations of the measures in accordance with Part IV.C. of Interpretation Release No. 33-8350 “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For example, the Company’s leverage ratio based on EBITDA (calculated in accordance with the NTELOS Inc. senior secured credit facilities) as of September 30, 2005, is 4.31 versus a leverage ratio covenant of 5.75. Please also note that in fact the lowest the leverage ratio covenant becomes over the life of the instrument is 4.75, and the Company is currently well within compliance even at that level. Likewise, the NTELOS Inc. senior secured credit facilities requires that the interest coverage ratio exceed 2.00. As of September 30, 2005, the Company’s interest coverage ratio was 3.28. Please note that the highest coverage ratio covenant necessary over the life of the instrument is 2.50, and the Company is currently well within compliance even at that level.

Securities and Exchange Commission

November 14, 2005

29. We note your statement on page 69 that you will be able to meet your anticipated cash needs “for the foreseeable future.” Please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its debt and other obligations beyond the next twelve months.

Response

In response to the Staff’s comment, we have revised the disclosure on page 76 of Amendment No. 1 to provide a more detailed discussion of the Company’s ability to meet its current liquidity needs as well as its needs over the next twelve months.

30. Please refer to your “timing” discussions on pages 66 and 67 of 2004 and 2005 cash flows from operating activities. Revise to discuss in more detail how the timing each item affected your cash flows from operating activities.

Response

In response to the Staff’s comment, we have revised the disclosures on pages 73-74 related to operating activity timing to discuss in more detail and clarify how the timing of items had an effect on cash flows from operating activities.

Contractual Obligations and Commercial Commitments, page 69

31. Please include the estimated obligations relating to interest payments and discuss how you calculated these amounts.

Response

In response to the Staff’s comment, within the pro forma operating results on pages 33-36 of Amendment No. 1, the Company has disclosed pro forma interest expense for 2004 and for the nine months ended September 30, 2005, as if all of the borrowings were outstanding for the entire period and based on the capitalization of the Company after the offering. The Company believes this disclosure provides potential investors more meaningful disclosure than historical interest expense given the recapitalization that occurred in 2005. In addition, the Company

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does not believe including such estimates into its table of contractual obligations will provide potential investors with meaningful disclosure because of the use of proceeds from this offering and the variable nature of its future interest expenses.

Management page 97

Executive Officers and Directors, page 97

32. Please account for the past five years in your business experience descriptions for directors Christopher Bloise and Andrew Gesell, or include dates in the existing biographies to show that you have done so. See Item 401(e) of Regulation S-K.

Response

In response to the Staff’s comment, we have revised the disclosure on page 106 of Amendment No. 1.

Executive and Director Compensation, page 101

33. We note your reference on page 107 to options that may be granted prior to the initial public offering. To the extent that you grant a material amount of options to named executive officers prior to the offering, please consider disclosing the amount and material terms of the options.

Response

In response to the Staff’s comment, we have revised the disclosure on page 110 of Amendment No. 1. to state that the Company will not grant any options to named executive officers prior to the offering.

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November 14, 2005

Employment Agreements, page 107

34. Much of the disclosure about your executive officers’ employment agreements appears to have been taken directly from the employment contracts, using the same legalistic language and presentation. Please revise to make this disclosure more readable and easier to understand.

Response

In response to the Staff’s comment, we have revised the disclosure on pages 114-116 of Amendment No. 1.

Certain Relationships and Related Transactions, page 114

Advisory Agreements, page 114

35. Describe briefly the advisory services that the CVC Entities and the Quadrangle Entities have provided to you. Discuss how transaction prices were determined by the parties. Disclose the amount of out-of-pocket expenses you have paid to the CVC Entities and the Quadrangle Entities under the advisory agreement. Disclose how you calculated the $13.4 termination fee that you intend to pay using net proceeds from the offering. File the advisory agreements as exhibits. Lastly, disclose whether you believe the terms of the agreements were comparable to terms you could obtain from independent third parties.

Response

The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 120-121 to include a brief description of the advisory services that have been provided, the amount of out-of-pocket expenses the Company has paid, and the manner in which the termination fee was calculated. As requested Amendment No. 1 to the Registration Statement includes the advisory agreements as exhibits. The Company believes the terms of the advisory agreements are typical for advisory agreements between financial sponsors and their portfolio companies. The advisory agreements are being terminated in connection with the offering in exchange for the termination fees as disclosed in the Prospectus.

Stock Subscription Agreements, page 115

36. You provide a cross-reference to “Principal Stockholders” for a description of the stock subscription agreements, however, there is no disclosure regarding the stock subscription agreements in that section. Please disclose the purchase price and amount of

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November 14, 2005

Class L and Class A common stock purchased by each named executive officer or director. In addition, describe the material differences between the Class L and Class A common stock and whether the Class L and Class A common stock will be reclassified as common stock on a one-to-one basis in connection with the offering.

Response

In response to the Staff’s comment, we have revised the disclosure on page 121 to delete the cross-reference to “Principal Stockholders” and to provide the required disclosure.

Purchase of Notes, page 115

37. Please disclose the amount of 10% notes held by each person.

Response

In response to the Staff’s comment, we have revised the disclosure on page 122 to provide the required disclosure.

Underwriting, page l26

38. As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that the NASD has no additional concerns.

Response

The underwriters made an initial filing with the NASD on October 7, 2005. The NASD provided preliminary comments to the underwriters on October 13, 2005 and the underwriters are in the process of responding to these comments. As soon as practicable, the underwriters will provide the Staff with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Additionally, prior to the effectiveness of the registration statement, the underwriters will provide the Staff with a letter or a call from the NASD informing the Staff that the NASD has no concerns.

39. In your indemnification subsection on page 127, you briefly mention a directed share program. Please provide more detailed disclosure about your directed share program. In addition, explain to us in your response letter the mechanics of the directed share program, and provide us with copies of all materials that you will provide to potential purchasers of any

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November 14, 2005

shares in the directed share program, and any communications you will have with potential purchasers, including emails. Your explanation to us in your response letter should include, but not be limited to, the following details:

•	How the prospective recipients and number of reserved shares are determined;

•	How and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used;

•	The procedures investors must follow in order to purchase the offered securities including how and when any communications or funds are to be received by the underwriter or the company;

•	The process for confirmation and settlement of sales to directed share purchasers;

•	Whether directed share purchasers are required to establish accounts before the effective time, and, if so, what if any funds are put in newly-established brokerage accounts before the effective date;

•	The relationship between the funds deposited into new accounts and the expected price for the shares allocated to the directed share purchaser; and

•	Whether and how the procedures for the directed share program differ from the procedures for the general offering to the public.

Provide us with copies of all written communications with prospective purchasers about the directed share program. Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.

Response

There will not be a directed share program. Therefore, in response to the Staff’s comment, we have revised page 136 of Amendment No. 1 to delete the clause “and liabilities incurred in connection with the directed share program referred to below.”

40. We note your disclosure on page 129. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe in your response letter to us their procedures. If you become aware of any additional

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members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members, and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, tell us how the procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division has reviewed the procedures, please confirm this, and tell us if the procedures have been changed or revised subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

We may have further comments.

Response

Lehman Brothers Inc. and Bear, Stearns & Co., Inc. have advised the Company that they do not currently intend to engage in the electronic offer and/or sale of shares. However, in the event that a decision to the contrary is made, any such activities will be conducted in accordance with the procedures previously reviewed by the Staff and each of Lehman Brothers and Bear Stearns confirm that each continue to employ the same procedures as those previously reviewed by the Staff.

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In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in the electronic offer and/or sale of shares.

Consistent with this approach, the following language is included in the underwriting section of the prospectus:

“A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.”

Each of Lehman Brothers Inc. and Bear, Stearns & Co., Inc. have a master contract in place with Yahoo! NetRoadshow (www.netroadshow.com) regarding the hosting of “Internet road shows” in connection with securities offerings, but the purpose of this contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend road show meetings in person. As part of the electronic road show process, an electronic version of the preliminary prospectus, identical to the copy filed with the SEC and distributed to live attendees, is required to and will be made available on the web site. The preliminary prospectus will be accessible via the Internet, for informational purposes only, in accordance with the road show vendor’s customary procedures. In its agreement with each of Lehman Brothers and Bear, Stearns & Co., Inc., Yahoo! NetRoadshow has agreed to conduct Internet road shows in accordance with the Net Roadshow Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the SEC in connection with virtual roadshows. Copies of the agreements with Yahoo! NetRoadshow have been provided to the Staff.

Securities and Exchange Commission

November 14, 2005

Available Information, page 130

41. Please revise to include our current location at 100 F Street, N.E., Washington, D.C. 20549.

Response

In response to the Staff’s comment, we have revised the disclosure on page 141 of Amendment No. 1.

NTELOS Holdings Corp. Financial Statements

Consolidated Statements of Operations, page F-5

42. Please present loss per share and the weighted average common shares outstanding under FAS 128 or tell us why the presentation is not required. Also, revise all applicable sections in the filing.

Response

In response to the Staff’s comment, we believe that disclosing loss per share and the weighted average common shares outstanding is not meaningful disclosure to potential investors and therefore the Company does not believe it should be presented in its financial statements. We note supplementally (and as set forth in Note 11 to the Company’s Audited Consolidated Financial Statements on page F-21) that the Company was originally formed by the CVC Entities and the Quadrangle Entities as a limited liability company. On April 27, 2005, the Company was formed with the limited liability company converting into the Company and the former membership interests converting into 100 shares of the Company’s Class L common stock. On May 2, 2005, the Company sold additional shares of Class A common stock and Class L common stock as described in Note 11 to the Company’s Audited Consolidated Financial Statements on page F-21. On February 24, 2005, the Company acquired a 24.9% interest in NTELOS Inc. During this period, the Company’s only results through May 1, 2005, was to apply the equity method of accounting to report its share of losses of NTELOS Inc. Accordingly, for the period from January 14, 2005, the date of formation of the limited liability company, to September 30, 2005, the Company believes that the computation of loss per share and the weighted average common shares outstanding would not be representative of the anticipated number of shares outstanding pursuant to this offer nor would it be representative of shares outstanding following the merger. In addition, given that from January 1, 2005, to May 1, 2005, the net loss was limited to the proportionate equity share of NTELOS Inc., the

Securities and Exchange Commission

November 14, 2005

Company believes that disclosure of net income (loss) which is used to calculate net income (loss) per share, is more meaningful disclosure to potential investors. Please note that the Company is providing pro forma income (loss) per share and weighted average common shares outstanding for the Company for the year ended December 31, 2004 and the nine months ended September 30, 2005 on pages 7, 33 and 34, which the Company believes is the most meaningful disclosure to the investors.

Note 4. Property, Plant and Equipment and Other Long-lived Assets, page F-13

43. Please tell us how you evaluated the factors in FAS 142 in evaluating the useful life of your customer relationships intangible assets.

Response

In response to the Staff’s comment, the following is a summary of the customer intangible recorded through purchase accounting on the May 2, 2005 merger date ($’s in 000’s):

Type of customer	Fair Value	Life (in years)
ILEC	69,000	10
CLEC	3,300	15
Wireless	6,900	7
ISP	3,200	3
Network	1,000	10
SprintNextel Wholesale Agreement	30,000	7

We supplementally note that FAS 142 indicates that the useful life of a finite intangible asset, absent knowing the precise length of life, should be the best estimate of its useful life. With respect to the $30 million value assigned to the Strategic Network Alliance with Sprint Nextel, the seven year term of the underlying contract was used. Relative to the other customer intangibles valued collectively at $83.4 million, the Company calculated estimated useful lives. In accordance with FAS 142, we based our estimate on the period over which the asset is expected to contribute directly to the future cash flows of the Company. In determining this estimate, the Company considered the mobility of the customer base and forecasted churn of the customer for which the intangible applies. In doing so, the Company analyzed its projected disconnect forecast which was based on its historical churn rates and other factors that could cause future experience to differ from historical experience.

Note 3. Investment in NTELOS Inc., page F -10

44. Please provide the disclosures required under paragraph 58 of FAS 141.

Response

In response to the Staff’s comment, we have revised the disclosure to insert at the end of Note 3 to the Company’s Consolidated Financial Statements the following:

“If the acquisition of NTELOS Inc. and its recapitalization described in Note 6 had occurred as of the beginning of each period, the unaudited pro forma operating revenues and net loss for the periods January 1, 2005 through June 30, 2005 would have been $188.9 million and $(1.6) million, respectively and for the year ended December 31, 2004 would have been $341.7 million and $(5.6) million, respectively.”

Securities and Exchange Commission

November 14, 2005

Note 4. Accounting for Asset Retirement Obligations, page F-13

45. Please tell us how you considered “the demand of the other party to these agreements” in determining your asset retirement obligations.

Response

In response to the Staff’s comment, please note that in calculating the Company’s asset retirement obligations, the Company records such obligations based on its actual legal obligations, and considers historical experience and reasonable expectations. The three major areas where the Company has asset retirement obligations relate to the ILEC and CLEC networks, the Company’s tower sites and our retail locations.

With respect to the ILEC and CLEC networks, we have franchise agreements with municipalities related to public right of ways that provide them the right to require us to move network facilities and, at the end of the franchise period, to remove the network facilities. We have considerable experience with the demands of these franchisors and the frequency and costs associated with periodic required moves of network facilities. We use this experience as a primary factor in predicting future asset retirement obligations in this area. In addition to this, we have collocation arrangements where we are contractually obligated to remove our equipment and provide site restoration as applicable. It has been our experience and it is our belief that we will be required to fully perform under these contractual obligations.

We also have asset retirement obligations that exist relative to our cell site land and tower leases. Although site restoration is often subject to the demand of the third party, to the extent we are contractually obligated we believe that it is in their best interest and that they in fact will require us to remove our equipment and perform the site restoration required in the contract in order for them to optimize the value of the property for future uses. Similarly, with respect to retail store locations, it has been our experience and we believe that we will be required to restore the retail store locations.

Note 14. Stock Plans, page F-27

46. Please tell us the estimated fair value of your common stock used to determine the fair value of each grant under the Black-Scholes option-pricing model. Also, tell us your expected IPO price range.

Response

We acknowledge the Staff’s comment and will provide such disclosure in a future filing. In response to the Staff’s comment, we supplementally note that for the stock options granted in May 2005, the Company used a fair market value of $1.00 per share, which equals the option exercise price.

47. We understand that these options will convert into options to purchase your “Common Stock.” Please tell us whether or not the conversion of these options will result in a new measurement date. Include in your response references to the appropriate accounting literature.

Response

We acknowledge the Staff’s comment. In connection with the Company’s pending amendment and restatement of its certificate of incorporation, the Company is considering the applicable guidance in Accounting Principles Board Opinion No. 25, Research Bulletin No. 51, paragraph 53 of FASB Interpretation No. 44, Emerging Issues Task Force Issue No. 00-23 and Financial Accounting Standard (FAS)

Securities and Exchange Commission

November 14, 2005

No. 123. In addition the Company is considering the guidance within FAS No. 123R in connection with the Company’s adoption of that standard in 2006. Upon completion of the Company’s amended and restated certificate of incorporation, the Company will finalize its conclusions with respect to whether or not a new measurement date has occurred.

NTELOS Inc. and Subsidiaries Financial Statements

Consolidated Balance Sheets, page F-32

Consolidated Statement of Operations, page F-33

48. Please refer to the “Successor Company” financial statements. It appears to us that NTELOS Inc. is considered to be your predecessor. Revise to delete the “Successor Company” financial statements. If you believe that your presentation is appropriate, please provide us with your basis for citing the appropriate accounting literature.

Response

In response to the Staff’s comment, we note supplementally that “Successor Company” in the financial statements refers to NTELOS Inc. In accordance with Staff Accounting Bulletin Topic 5, Section J, Question 1 and The Task Force on Consolidation Problems, Accounting Standards Division of the AICPA paper, “Push Down Accounting,” dated October 30, 1979, and as described in Note 3 to the NTELOS Inc. Financial Statements, NTELOS Inc. established a new accounting basis for its assets and liabilities effective May 2, 2005, the date of its acquisition by the Company. The period subsequent to the establishment of the new accounting basis on May 2, 2005, is referred to as the Successor Company.

Consolidated Statements of Operations, page F-33

49. Please present income (loss) per share and the weighted average common shares outstanding under FAS 128 or tell us why the presentation is not required. Also, revise all applicable sections in the filing.

Response

In response to the Staff’s comment, we believe that since NTELOS Inc. was acquired by the Company as of May 2, 2005, and is a wholly-owned subsidiary of the Company, disclosing loss per share and the weighted average common shares outstanding for NTELOS Inc. is not meaningful disclosure to potential investors and therefore the Company does not believe it should be presented in its financial statements. In addition, we believe that pursuant to Paragraph 6 of FAS 128 that the Company is not required to provide income (loss) per share and the weighted average common shares outstanding for its wholly-owned subsidiary, NTELOS Inc., which is not publicly-traded nor intending to be publicly-traded.

Securities and Exchange Commission

November 14, 2005

Note 4. Reorganization and Fresh Start Accounting, page F-41

50. Please tell us why these condensed consolidated financial statements are not required to be audited.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have revised the disclosure on pages F-42 and F-43 to delete any references to “unaudited.”

Exhibits

51. On page 119, you state that “[p]rior to the completion of this offering, [you] will amend and restate [y]our certificate of incorporation to reclassify [y]our Class A common stock and Class L common stock as common stock.” Please provide us with a copy of your amended and restated certificate of incorporation as soon as practicable if you do not file it with your next amendment.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will provide the Staff with a copy of the Company’s amended and restated certificate of incorporation as soon as practicable.

52. Please file the material agreements relating to your formation and the acquisition of NTELOS by the CVC Entities and the Quadrangle Entities.

Response

In response to the Staff’s comment, we have filed as Exhibits to Amendment No. 1 the material agreements related to the Company’s formation and the acquisition of NTELOS Inc.

Securities and Exchange Commission

November 14, 2005

53. Please file your remaining exhibits as soon as practicable. With your next amendment, provide us with at least draft copies of the legality opinion. We will need adequate time to review and comment upon it and the other exhibits.

Response

As the Staff will note, the Company has filed with Amendment No. 1 certain of the exhibits identified on page II-7. The Company intends to file the remaining exhibits in a future amendment to the Registration Statement and understands that the Staff will need sufficient time to review the remaining exhibits. In addition, the Company supplementally with this Letter is providing a draft copy of the legality opinion to the Staff for its review.

************

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 888-4246, R. Mason Bayler, Jr. at (804) 788-8509 or David I. Meyers at (804) 788-7209.

Sincerely,

/s/ David M. Carter David M. Carter

Enclosures

cc:	Kathleen Krebs, Esq.
Cheryl Grant, Esq.
Ms. Nicole Holden
Mr. Dean Suehiro
Mr. Michael B. Moneymaker
R. Mason Bayler, Jr.
David I. Meyers, Esq.
Geraldine A. Sinatra, Esq.
Marc D. Jaffe, Esq.
Rachel W. Sheridan, Esq.